PART II: OTHER INFORMATION
ITEM 6. EXHIBITS

EXHIBIT 4.7

Description of Assumed Junior Subordinated Debt Securities of Independent Alliance Banks, Inc. and Agreement to Furnish Copies of Related Instruments and Documents
As a result of the merger of Independent Alliance Banks, Inc. (“IAB”) with and into the Registrant, First Merchants Corporation (“First Merchants”), First Merchants became liable on July 14, 2017 for all financial obligations of IAB, including certain junior subordinated debt securities (the “Debentures”) issued by IAB in the aggregate unpaid principal amount of $10,310,000.
The Debentures were issued to Grabill Capital Trust I (the “Trust”) on June 24, 2004. The Trust’s common securities were wholly owned by IAB and are now wholly owned by First Merchants. The Trust also issued preferred capital securities to an unaffiliated offshore entity, with an aggregate notional amount that approximates the principal amount of the Debentures held by the Trust. The Debentures have a term of 30 years and bear interest at a rate equal to 3-Month LIBOR plus 2.60%. The common and preferred capital securities bear interest at that same rate and, upon repayment of the Debentures, will be concurrently redeemed. First Merchants has also assumed IAB’s guarantee obligation with respect to the payment of amounts owed by the Trust to the holders of the preferred capital securities.
First Merchants believes that the indebtedness represented by the Debentures is presently immaterial in amount and significance due to the long-term nature of the principal repayment obligation thereunder and the subordination and other issuer-protective provisions of the Debentures. First Merchants agrees to furnish a copy of all instruments and documents that evidence (or that are related to) the Debentures to the Securities and Exchange Commission upon request.